Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the six months ended June 30, 2012 is as of August 7, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three and six months ended June 30, 2012 and our MD&A for the year ended December 31, 2011. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on the discovery, development and commercialization of new therapies that will improve the life and health of patients. Our lead clinical program is focused on the treatment of atrial fibrillation, an arrhythmia or abnormal rhythm, of the upper chambers of the heart. We have several pre-clinical projects directed at various therapeutic indications for which there is a high unmet medical need. We have one product, BRINAVESSTM, approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Vernakalant (iv)

Exclusive global rights to the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) are held by Merck & Co., Inc. directly or indirectly through an affiliate (collectively “Merck”), known as MSD outside the United States and Canada, under two separate collaborative agreements.

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (iv) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck.  All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change. We will continue to be responsible for 25 percent of the development costs for vernakalant (iv) in North America up to FDA approval, while Merck will be responsible for 75 percent of the development costs and all future commercialization costs for vernakalant (iv) in North America.

In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (iv) outside of North America with Merck. Under the agreement, development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4. In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.

Outside North America

In Q3-2009, we received a $15 million milestone payment from Merck upon the filing of a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (iv) in the European Union. In Q3-2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.  As a result of the European marketing approval, we received a $30 million milestone payment from Merck. In 2011, BRINAVESS was also granted marketing approval in several countries outside of the European Union. As of Q2-2012, BRINAVESS is approved for marketing in 42 countries outside North America. In the Asia-Pacific region, Merck has initiated a Phase 3 trial that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.

BRINAVESS™ has been commercially launched by Merck in a number of countries where it is approved for marketing, and further product launches are planned for the remaining countries for which marketing approval has been obtained. We continue to earn royalty revenue from Merck for the sale of BRINAVESS™ in countries in which it is marketed.

North America

In 2006, our former partner, Astellas, submitted an NDA for vernakalant (iv) to the FDA seeking approval to market vernakalant (iv) in the United States for the conversion of atrial fibrillation. In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application was approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009.  In Q4-2010, we announced that Astellas suspended patient enrolment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (iv) in North America. Merck and the FDA have agreed to close the ACT 5 trial and analyze the results generated to date.  Merck has begun discussions with the FDA to determine the next steps for the development of vernakalant (iv) in the United States and we will announce those plans once they are agreed upon and are final. Merck is conducting non-clinical studies in support of vernakalant (iv) in North America.

Vernakalant (oral)

Exclusive global development and marketing rights to the oral formulation of vernakalant hydrochloride (“vernakalant (oral)”), a product candidate for the long-term prevention of atrial fibrillation recurrence, are held by Merck. In 2006, we announced positive results from a Phase 2a pilot study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck.  In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck recently completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures was initiated in 2011. This trial was successfully completed in February 2012.  In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral).  We are exploring our alternatives under the collaboration and license agreement with Merck.

CORPORATE DEVELOPMENT

Long-term debt

In January 2012, we received an advance of $25 million from Merck pursuant to a $100 million secured, interest-bearing credit facility granted to us under the collaboration and license agreement with Merck. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2017.

Merck’s development plans for Vernakalant (oral)

In March 2012, we announced Merck’s decision to discontinue further development of vernakalant (oral).  We understand that Merck’s decision was based on its assessment of the regulatory environment and projected development timeline.  In response to this decision, we have reduced our annual operating expenditures.

Workforce reduction

On March 19, 2012, we reduced our workforce in response to Merck’s decision to discontinue further development of vernakalant (oral) and our plans to reduce our annual operating expenses. We expect to record total employee termination benefit charges of $1.1 million related to employee severance packages and outplacement support. For the six months June 30, 2012, we incurred employee termination charges of $1.0 million, which is included in our Consolidated Statements of Operations and Comprehensive Loss. Of this charge, $0.8 million is included in research and development and $0.2 million is included in general and administration expenses depending on the functions associated with the terminated employees.  We expect all payments for employee termination benefits to be made by the end of the third quarter of 2012.

On July 9, 2012, we announced a further reduction of our workforce which decreased the total number of employees by approximately 85%. We expect to incur up to $5.0 million of employee termination benefit charges and other charges related to this reduction in workforce over the remainder of 2012.

As a result of our workforce reductions, we expect our employee related expenses to be significantly reduced.

Management Change

On July 3, 2012, we announced that CEO Doug Janzen has left the Company. Dr. William Hunter, a member of the Company’s board of directors, has been appointed interim CEO. His first tasks are expected to be a review of all current activities of the Company with the immediate objective of optimizing the spend rate, defining the strategic direction of the Company and putting in place a plan for identifying a long term CEO.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	Approvable letter received in 2008.	$ 102.3

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™.

	European Comparator (AVRO) Study	Final results released in Q2-2010.

	Phase 3 Asia Pacific study Phase 3 ACT 5 study Post Approval Study	Patient enrollment initiated in Q3-2010. Study closed, awaiting results to date. Spectrum (post approval safety study) initiated in 2011.
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.4

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed 28-day Phase 1 trial completed Development discontinued by Merck
Current Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	18.2

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)

During Q2-2012 we continued to support Merck in the development of vernakalant (iv) globally.

Vernakalant (oral)

In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral).  During Q2, we have been evaluating our options and rights to vernakalant (oral) under the terms of our license agreement.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage assets. Our internal technology focus is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation.  The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.Our lead pre-clinical product candidates leverage our expertise in ion channel and cardiovascular research.

We continue to review the external world for other assets which would complement our current programs.

In light of Merck’s decision to discontinue further development of vernakalant (oral), and our recent change in management, we are undertaking a process to review all our strategic options.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We will be assessing the impact of our latest workforce reduction in July on internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the six months ended June 30, 2012, from those disclosed in the MD&A for the year ended December 31, 2011.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting.  These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2011. There have been no changes in these accounting policies during the six months ended June 30, 2012, except as described below.

Changes in Significant Accounting Policies

Fair Value Measurements:

On January 1, 2012, we prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on our financial position, results of operations or cash flows for the periods presented.

Comprehensive Income:

On January 1, 2012, we prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present   the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of our results of operations for the periods presented.

RESULTS OF OPERATIONS

Second Quarter Overview

The lower net loss in Q2-2012 compared to Q1-2012 was mainly due to reduction in employee related expenses of $0.6 million and reduction in termination charges of $0.6 million related to our workforce reduction in Q1-2012.  In addition, expenses related to development and exploratory projects decreased by $0.3 million in Q2-2012 compared to Q1-2012. The lower expenses in Q2-2012 were partially offset by a decrease in revenue of $0.2 million.

Three and Six Months Ended June 30, 2012 Compared to Three and Six Months Ended June 30, 2011

We recorded a net loss of $5.7 million ($0.09 per share) for the three months ended June 30, 2012 (Q2-2012), compared to a net loss of $7.7 million ($0.13 per share) for the three months ended June 30, 2011 (Q2-2011). On a year-to-date basis, we recorded a net loss of $12.6 million ($0.21 per share) for the six months ended June 30, 2012, compared to a net loss of $14.9 million ($0.24 per share) for the six months ended June 30, 2011.

The net losses for the three and six months ended June 30, 2012 and 2011 were largely due to expenditures incurred on clinical development efforts and pre-clinical research projects. The net losses for the three and six months ended June 30, 2012 include employee termination charges of $0.2 million and $1.0 million, respectively, related to our workforce reduction in March in addition to research and development expenditures.

For the remainder of the year, we expect to continue to incur a net loss as our expenses are expected to continue to be greater than our revenues from licensing, research collaborative and other fees. In Q3-2012, we expect to incur further employee termination charges and other charges related to the workforce reduction and management changes in July. In aggregate, the workforce reductions in 2012 are expected to reduce our employee related expenses by $8.9 million annually. We expect our net loss per quarter to decrease starting in Q4-2012.

Revenue

Revenue for Q2-2012 was $0.2 million, a decrease of $0.2 million from $0.4 million in Q2-2011. On a year-to-date basis, revenue for the six months ended June 30, 2012 and 2011 was $0.6 million and $0.8 million, respectively. Revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments, royalties, and other fees from our collaborative partners.  Licensing and other fees for the three and six months ended June 30, 2012 and 2011 were not significant.

Royalty revenue is expected to grow from 2011 levels as BRINAVESS™ gains market acceptance and is launched in additional countries throughout Europe and other markets worldwide. We also expect royalty revenue to grow as additional approvals are achieved and pricing and reimbursement is attained.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. Research collaborative fees in Q2-2012 were not significant, compared to $0.3 million in Q2-2011. On a year-to-date basis, we recorded research and collaborative fees of $0.3 million and $0.5 million for the six months ended June 30, 2012 and 2011, respectively. Research collaborative fees are not expected to be significant for the remainder of the year.

In the future, we may earn additional revenue from our collaboration and licensing agreements with Merck for the development of vernakalant (iv) or from future partnerships around any of our pipeline products.

Research and Development Expenditures

(in thousands of U.S. dollars)	For the Three Months Ended June 30		For the Six Months Ended June 30
	2012	2011	2012	2011
Clinical Development Programs
Vernakalant (iv)	$177	$1,555	$586	$3,243
Vernakalant (oral)	27	476	57	727
	$204	$2,031	$643	$3,970
Research Projects
Other projects (including pre-clinical studies)	2,213	2,042	5,319	3,909
Total research and development expenditures	$2,417	$4,073	$5,962	$7,879

Research and development (“R&D”) expenditures were $2.4 million for Q2-2012 as compared to $4.1 million for Q2-2011. We incurred total R&D expenditures of $6.0 million for the six months ended June 30, 2012, compared to $7.9 million for the same period in 2011. R&D expenditures consist of clinical development and research expenditures. Included in R&D expenditures for the three and six months ended June 30, 2012 is $0.2 million and $0.8 million, respectively, of employee termination benefit charges related to our workforce reduction in March.

In Q3-2012, we expect to incur R&D employee termination charges and other charges up to $3.0 million related to our workforce reduction announced on July 9, 2012. Thereafter, we expect our R&D expenditures to decrease due to our ongoing cost savings measures.

Clinical Development Expenditures

Clinical development expenditures primarily consist of wages and benefits (including stock-based compensation), contract service agreement costs and consulting fees relating to our clinical stage development programs.

Clinical development expenditures for Q2-2012 were $0.2 million as compared to $2.0 million for Q2-2011. For the six months ended June 30, 2012 clinical development expenditures were $0.6 million as compared to $4.0 million for the same period in 2011. The decrease of $1.8 million and $3.4 million in expenditures for Q2-2012 and year-to-date, respectively, was primarily due to reduced costs for vernakalant (iv) as a result of patient enrolment for the ACT 5 trial being suspended, as well as, the consequent reallocation of internal staff to work on pre-clinical research projects.

For the three and six months ended June 30, 2012, we continued to incur costs in support of the vernakalant program.

For the remainder of 2012, we will continue to incur costs related to the vernakalant (iv) program, including costs to assist Merck and the FDA in determining a path forward and our portion of any development costs related to vernakalant (iv) in North America. We expect clinical development expenditures to be lower than 2011 as we implement our cost savings measures.

Research Expenditures

Research expenditures primarily consist of wages and benefits (including stock-based compensation), material & lab costs, consulting fees, and contract research agreement costs relating to our pre-clinical and early stage research projects.

Research expenditures for Q2-2012 were $2.2 million as compared to $2.0 million for Q2-2011. For the six months ended June 30, 2012 research expenditures were $5.3 million as compared to $3.9 million for the same period in 2011. The increase of $0.2 million and $1.4 million in expenditures for Q2-2012 and year-to-date, respectively, was primarily due to increased allocation of internal staff resources from clinical development to pre-clinical research projects.

For the remainder of 2012, our costs related to the development of our pre-clinical and early stage research projects are expected to be lower than Q1 and Q2-2012.

General and Administration Expenditures

General and administration (“G&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees.

G&A expenditures for Q2-2012 were $2.2 million as compared to $3.5 million for Q2-2011. On a year-to-date basis, we incurred total G&A expenditures of $4.9 million for the six months ended June 30, 2012, compared to $6.7 million for the same period in 2011. The decrease in G&A expenditures related primarily to a decrease in wages and benefits (including stock-based compensation) as a result of our workforce reduction in March. Included in G&A expenditures for six months ended June 30, 2012 is $0.2 million of employee termination benefit charges.

In Q3-2012, we expect to incur G&A employee termination charges and other charges up to $2.0 million related to our workforce reduction announced on July 9, 2012. Thereafter, we expect our G&A expenditures to decrease due to our ongoing cost savings measures.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $50 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Other expense for Q2-2012 and Q2-2011 was $1.0 million and $0.3 million, respectively. For the six months ended June 30, 2012 and 2011, other expense was $1.9 million and $0.6 million, respectively. The increase in other expense related primarily to the additional interest expense on the $25.0 million advance we received from Merck in Q1-2012.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with the U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011

Total revenue	$209	$433	$401	$274
Research and development	2,417	3,545	3,442	3,903
General and administration	2,210	2,739	2,095	2,764
Net loss	$(5,677)	$(6,970)	$(5,898)	$(7,153)
Loss per share
Basic and diluted	$(0.09)	$(0.11)	$(0.10)	$(0.12)

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010

Total revenue	$443	$387	$374	$30,221
Research and development	4,073	3,806	4,417	3,486
General and administration	3,466	3,224	2,740	3,505
Net income (loss)	$(7,723)	$(7,146)	$(7,302)	$22,768
Income (loss) per share
Basic and diluted	(0.13)	(0.12)	(0.12)	0.37

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Licensing and other fees:

The timing of payments and achievement of milestones under our collaboration and license agreements resulted in the variations in revenue. Revenue for Q3-2010 was mainly due to a $30.0 million milestone payment from Merck relating to the marketing approval in Europe of vernakalant (iv).

Research and Development Expenditures:

The timing of clinical trials and research work performed resulted in the variations in R&D expenditures.

General and Administration Expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in G&A expenditures.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q2-2012 were financed mainly by working capital carried forward from the preceding fiscal year and a $25 million advance under our credit facility with Merck. This credit facility has not been impacted by Merck’s decision to discontinue further development of vernakalant (oral). We believe that our cash position as of June 30, 2012, the anticipated cash inflows from our collaborative partner, and available credit facility will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, fees from collaborative and license arrangements with third parties and from strategic opportunities.  Our cash reserves will continue to fund pre-clinical research efforts and our portion of costs related to the development of vernakalant and business development activities related to our external program review.

At June 30, 2012, we had working capital of $60.0 million compared to $47.2 million at December 31, 2011. We had available cash reserves comprised of cash and cash equivalents of $60.7 million at June 30, 2012 compared to $48.6 million at December 31, 2011.

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Cash used in operating activities	$(4,803)	$(8,024)	(12,790)	$(15,300)
Cash used in investing activities	(26)	(487)	(225)	(785)
Cash provided by financing activities	-	-	25,000	358
Effect of foreign exchange rate on cash and cash equivalents	(16)	20	47	155
Net increase (decrease) in cash and cash equivalents	(4,845)	$(8,491)	12,032	$(15,572)

Cash used in operating activities in Q2-2012 was $4.8 million compared to $8.0 million in Q2-2011. The decrease of $3.2 million in cash used was primarily due to decrease in wages and benefits resulting from our workforce reduction, reduced spending related to current development and exploratory projects, and timing of payments of trade payables. Cash used in operating activities for the six months ended June 30, 2012 was $12.8 million, a decrease of $2.5 million from $15.3 million used in operating activities for the same period in 2011.

Cash used in investing activities was insignificant in Q2-2012 compared to $0.5 million in Q2-2011, and was $0.3 million and $0.8 million for the six months ended June 30, 2012 and 2011, respectively. Cash used in investing activities related to the purchase of equipment and patent costs.

No cash was provided by financing activities in Q2-2012 and Q1-2011. On a year-to-date basis, cash provided by financing activities for the six months ended June 30, 2012 was $25.0 million and $0.4 million for the same period in 2011.  We received a $25.0 million advance from Merck in 2012 while financing in 2011 consisted mainly of employee stock option exercises.

Contractual Obligations

As of June 30, 2012 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2012	2013	2014	2015	2016		There-after		Total
Long-term debt	Nil	Nil	Nil	Nil	25,000	(1)	25,000	(1)	50,000
Interest expense on long-term debt(2)	2,317	4,596	4,596	4,596	4,609		2,298		23,012
Operating lease obligations	846	1,691	1,294	1,220	1,220		5,405		11,676
Other commitments	378	63	8	Nil	Nil		Nil		449
Total	$3,541	$6,350	$5,898	$5,816	$30,829		$32,703		$85,137

(1)
These include two $25.0 million advances, which must be repaid in full by December 31, 2016 and December 31, 2017, respectively. We may, at our option, repay all or a portion of these advances prior to December 31, 2016 and December 31, 2017, respectively, without premium or penalty.

(2)	Interest expense obligations have been calculated based on the interest rate in effect at June 30, 2012.

Outstanding Share Capital

As of August 7, 2012, there were 61,129,091 common shares issued and outstanding, and 5,222,648 common shares issuable upon the exercise of outstanding stock options (of which 3,761,831 were exercisable) at a weighted average exercise price of CAD $4.84 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of June 30, 2012 was $0.5 million (December 31, 2011 - $0.1 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.5 million for the six months ended June 30, 2012 (2011 - $0.5 million) of legal fees for services provided by this legal firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At June 30, 2012, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.